# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Processa Pharmaceuticals, Inc., CIK 0001533743
CUSIP: 74275C304
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7380 COCA COLA DRIVE, SUITE 106, Hanover, Maryland (MD), 21076
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001601086

## Reporting persons
- Armistice Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 578,605; sole dispositive power 0; shared dispositive power 578,605; aggregate amount beneficially owned 578,605 (9.99% of the class)
- Steven Boyd: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 578,605; sole dispositive power 0; shared dispositive power 578,605; aggregate amount beneficially owned 578,605 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Processa Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 7380 COCA COLA DRIVE, SUITE 106, HANOVER, MD, 21076

## Item 2. Person Filing
Name of person filing:
Armistice Capital, LLC
Steven Boyd

Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Steven Boyd
c/o Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America
Citizenship: Armistice Capital, LLC - Delaware; Steven Boyd - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 578,605
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 578,605
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
578,605

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on information from the Issuer.

Armistice Capital, LLC ("Armistice Capital") is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Master Fund, a Cayman Islands exempted company that is an investment advisory client of Armistice Capital, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 15, 2025

Armistice Capital, LLC
By: /s/ Steven Boyd
Steven Boyd - Managing Member

Steven Boyd
By: /s/ Steven Boyd

## Signatures
- Armistice Capital, LLC: /s/ Steven Boyd, Steven Boyd - Managing Member (05/15/2025)
- Steven Boyd: /s/ Steven Boyd, Steven Boyd (05/15/2025)